Exhibit 99.2

 INTRODUCTION  5-Methoxy-N,N-Dimethyltryptamine (5-MeO-DMT) is a potent, fast-acting, naturally-occurring psychoactive tryptamine1. It is predominantly found in the bufotoxin of the Sonoran Desert toad2 and was first synthesized in 19363. It acts on the 5-HT1A and 5-HT2A receptors, and it has been suggested that the 5-HT1A subtype is functionally dominant4. 5-MeO-DMT has been used in recreational or self-exploratory contexts2.  5-MeO-DMT has been reported to be proficient in eliciting so called peak psychedelic experiences (PE). These are states during an intense psychedelic experience that are defined by feelings of ego dissolution and experiences of oneness or unity. These can be very profound and meaningful experiences, which may correlate with therapeutic outcomes.  In the current study, 5-MeO-DMT was administered via inhalation as GH001, a novel vaporized 5-MeO-DMT formulation.  AIMS  The primary aim of the study was to investigate safety, tolerability and dose-related psychoactive effects of GH001 in healthy volunteers. Additional aims were to assess the impact of GH001 on cognition, mood, and well-being, as well as to determine the best dosing regimen to reliably elicit a PE.  METHODS  The study was comprised of two single-arm parts, where Part A (n=18) consisted of four single dose levels (2 mg, 6 mg, 12 mg, 18 mg).  Part B (n=4) was comprised of an individualized dosing regimen (IDR), of up to three increasing doses on a single day (6 mg, 12 mg, 18 mg). The part B consecutive doses were only administered if the previous dose did not elicit a PE. This was assessed using a proprietary novel PE scale (PES), consisting of 3 visual analogue scales. Aside from a (medical) screening and the single administration day, follow up visits were conducted on day 1 and day 7 after the dosing day.  A total of 22 healthy volunteers (9 female, 13 male) aged 18 to 42 years (M=29, SD=6.08) with a history of prior psychedelic use participated in the study.  To avoid expectancy effects, participants were not informed about the identity of the study drug until completion of the study.  Measures of the psychedelic experience (PES, EDI, MEQ, CEQ, 5D-ASC) were analyzed using ANOVAs with single factor Dose (5 levels: 2, 6, 12, 18 mg and IDR).   The cognitive tests (DSST, PVT, PMT), measures of well-being (DASS-21, SWLS, FFMQ, CADSS, BPRS), and vital signs were analysed using GLM RM-ANOVAs with the factors Dose (5 levels) and Time (3 levels: Baseline, post-administration, 7-day follow up).  RESULTS  Psychedelic experience  ANOVAs indicated a significant effect of 5-MeO-DMT Dose on ratings of the PES (F4,17 = 9.302, p < .001, ηp2 = 0.686), EDI (F4,17 = 6.925, p = .002, ηp2 = 0.62), MEQ (F4,17 = 8.026, p = .001, ηp2 = 0.654), and Reduction of Vigilance as assessed with the 5D-ASC (F4,17 = 4.023, p = .018, ηp2 = 0.486). The effects of dose on ratings of Oceanic Boundlessness approached significance (F4,17 = 2.901, p = .053, ηp2 = 0.406). Planned contrasts indicated higher mean ratings of the psychedelic experience at higher doses compared to the lowest dose of 2 mg.  A Phase 1, Dose-Ranging Trial to Assess the Safety and Psychoactive Effects of a Vaporized 5-Methoxy-N,N-Dimethyltryptamine Formulation (GH001) in Healthy Volunteers  Reckweg JT1*, Mason NL1, van Leeuwen C1, Toennes SW2, Terwey TH3, Ramaekers JG1 *presenting author  1Department of Neuropsychology & Psychopharmacology, Faculty of Psychology & Neuroscience, Maastricht University, Maastricht, the Netherlands   2Institute of Legal Medicine, University of Frankfurt, Frankfurt, Germany  3GH Research, Dublin, Ireland   Correspondence to:J. G. Ramaekers or J. T. Reckwegj.ramaekers@maastrichtuniversity.nl  johannes.reckweg@maastrichtuniversity.nl  Department of Neuropsychology & PsychopharmacologyT (JGR) +31 43 388 1951  T (JTR) +31 43 388 1530  Maastricht UniversityP.O. Box 6166200 MD Maastricht, the Netherlands  Disclosure statement: The study was funded by GH Research, Dublin, Ireland     Figure 1 Mean (SE) and individual retrospective ratings of the acute psychedelic experience (PES, EDI, MEQ, CEQ) per dose level. Average of ≥75 on PES indicated a PE.  In part A, four participants reported a peak experience (i.e., PES rating ≥75%): one participant at the 6 mg dose, two participants at the 12 mg dose, one participant at the 18 mg dose. In part B, all four participants in the IDR group reached a PE; one participant after first dose (6 mg), two after second dose (6 mg + 12 mg), and one participant after three doses (6 mg + 12 mg + 18 mg).  Cognition and well-being  For the measures on cognition and well-being, no clinically relevant effects of Dose or TimexDose were observed. The factor Time reached significance for the SLWS, BPRS, and the Amnesia and Derealization subscales of the CADSS.  Safety and tolerability  All doses were considered safe and well-tolerated. There were no dropouts and no serious adverse events (AEs) reported. There were two AEs of moderate severity (fatigue, heart rate increase) with all other AEs being mild (e.g. nausea, headache, anxiety), and all AEs resolved spontaneously.  There were no significant effects of Dose on measures of systolic/diastolic blood pressure or heart rate and only a non-clinically significant effect of Time (p=.003), reflecting a mild decrease in heart rate from baseline to 3 hours post-administration (heart rate remained within normal range).   Plasma concentrations  Plasma concentrations of 5-MeO-DMT were very low at 1 hour post-administration and barely measureable at 3 hours post-administration. Bufotenin concentrations were below limit of detection (0.006 ng/ml) at all time points.  Psychopharmacology  in Maastricht  Figure 2 Mean (SE) and individual CADSS and DASS ratings per dose level.  CONCLUSION  Administration of GH001 was well tolerated  Short duration of effects support safety profile  -Individual variability for dose-related effects    IDR may be preferable for clinical applications that aim to optimize therapeutic response  References  1Shulgin, A., and Shulgin, A. (1997). Tryptamines I Have Known and Loved: The Chemistry Continues. Berkeley, CA: Transform Press.  2Weil, A. T., & Davis, W. (1994). Bufo alvarius: A potent hallucinogen of animal origin. Journal of Ethnopharmacology, 41, 1–8.3Hoshino, T., and Shimodaira, K. (1936). Über Die Synthese Des Bufotenin-Methyl-Äthers (5-Methoxy-N-Dimethyl-Tryptamin) Und Bufotenins (Synthesen in Der Indol-Gruppe. Xv). Bull. Chem. Soc. Jpn. 11, 221–224. doi:10.1246/bcsj.11.221  4Krebs-Thomson, K., Ruiz, E. M., Masten, V., Buell, M., and Geyer, M. A. (2006). The Roles of 5-HT1A and 5-HT2 Receptors in the Effects of 5-MeO-DMT on Locomotor Activity and Prepulse Inhibition in Rats. Psychopharmacology (Berl). 189, 319–329. doi:10.1007/s00213-006-0566-1

 INTRODUCTION  5-Methoxy-N,N-Dimethyltryptamine (5-MeO-DMT) is a potent, fast-acting, naturally-occurring psychoactive tryptamine1. It is predominantly found in the bufotoxin of the Sonoran Desert toad2 and was first synthesized in 19363. It acts on the 5-HT1A and 5-HT2A receptors, and it has been suggested that the 5-HT1A subtype is functionally dominant4. 5-MeO-DMT has been used in recreational or self-exploratory contexts2.  5-MeO-DMT has been reported to be proficient in eliciting so called peak psychedelic experiences (PE). These are states during an intense psychedelic experience that are defined by feelings of ego dissolution and experiences of oneness or unity. These can be very profound and meaningful experiences, which may correlate with therapeutic outcomes.  In the current study, 5-MeO-DMT was administered via inhalation as GH001, a novel vaporized 5-MeO-DMT formulation.  AIMS  The primary aim of the study was to investigate safety, tolerability and dose-related psychoactive effects of GH001 in healthy volunteers. Additional aims were to assess the impact of GH001 on cognition, mood, and well-being, as well as to determine the best dosing regimen to reliably elicit a PE.  METHODS  The study was comprised of two single-arm parts, where Part A (n=18) consisted of four single dose levels (2 mg, 6 mg, 12 mg, 18 mg).  Part B (n=4) was comprised of an individualized dosing regimen (IDR), of up to three increasing doses on a single day (6 mg, 12 mg, 18 mg). The part B consecutive doses were only administered if the previous dose did not elicit a PE. This was assessed using a proprietary novel PE scale (PES), consisting of 3 visual analogue scales. Aside from a (medical) screening and the single administration day, follow up visits were conducted on day 1 and day 7 after the dosing day.  A total of 22 healthy volunteers (9 female, 13 male) aged 18 to 42 years (M=29, SD=6.08) with a history of prior psychedelic use participated in the study.  To avoid expectancy effects, participants were not informed about the identity of the study drug until completion of the study.  Measures of the psychedelic experience (PES, EDI, MEQ, CEQ, 5D-ASC) were analyzed using ANOVAs with single factor Dose (5 levels: 2, 6, 12, 18 mg and IDR).   The cognitive tests (DSST, PVT, PMT), measures of well-being (DASS-21, SWLS, FFMQ, CADSS, BPRS), and vital signs were analysed using GLM RM-ANOVAs with the factors Dose (5 levels) and Time (3 levels: Baseline, post-administration, 7-day follow up).  RESULTS  Psychedelic experience  ANOVAs indicated a significant effect of 5-MeO-DMT Dose on ratings of the PES (F4,17 = 9.302, p < .001, ηp2 = 0.686), EDI (F4,17 = 6.925, p = .002, ηp2 = 0.62), MEQ (F4,17 = 8.026, p = .001, ηp2 = 0.654), and Reduction of Vigilance as assessed with the 5D-ASC (F4,17 = 4.023, p = .018, ηp2 = 0.486). The effects of dose on ratings of Oceanic Boundlessness approached significance (F4,17 = 2.901, p = .053, ηp2 = 0.406). Planned contrasts indicated higher mean ratings of the psychedelic experience at higher doses compared to the lowest dose of 2 mg.  A Phase 1, Dose-Ranging Trial to Assess the Safety and Psychoactive Effects of a Vaporized 5-Methoxy-N,N-Dimethyltryptamine Formulation (GH001) in Healthy Volunteers  Reckweg JT1*, Mason NL1, van Leeuwen C1, Toennes SW2, Terwey TH3, Ramaekers JG1 *presenting author  1Department of Neuropsychology & Psychopharmacology, Faculty of Psychology & Neuroscience, Maastricht University, Maastricht, the Netherlands   2Institute of Legal Medicine, University of Frankfurt, Frankfurt, Germany  3GH Research, Dublin, Ireland   Correspondence to:J. G. Ramaekers or J. T. Reckwegj.ramaekers@maastrichtuniversity.nl  johannes.reckweg@maastrichtuniversity.nl  Department of Neuropsychology & PsychopharmacologyT (JGR) +31 43 388 1951  T (JTR) +31 43 388 1530  Maastricht UniversityP.O. Box 6166200 MD Maastricht, the Netherlands  Disclosure statement: The study was funded by GH Research, Dublin, Ireland     Figure 1 Mean (SE) and individual retrospective ratings of the acute psychedelic experience (PES, EDI, MEQ, CEQ) per dose level. Average of ≥75 on PES indicated a PE.  In part A, four participants reported a peak experience (i.e., PES rating ≥75%): one participant at the 6 mg dose, two participants at the 12 mg dose, one participant at the 18 mg dose. In part B, all four participants in the IDR group reached a PE; one participant after first dose (6 mg), two after second dose (6 mg + 12 mg), and one participant after three doses (6 mg + 12 mg + 18 mg).  Cognition and well-being  For the measures on cognition and well-being, no clinically relevant effects of Dose or TimexDose were observed. The factor Time reached significance for the SLWS, BPRS, and the Amnesia and Derealization subscales of the CADSS.  Safety and tolerability  All doses were considered safe and well-tolerated. There were no dropouts and no serious adverse events (AEs) reported. There were two AEs of moderate severity (fatigue, heart rate increase) with all other AEs being mild (e.g. nausea, headache, anxiety), and all AEs resolved spontaneously.  There were no significant effects of Dose on measures of systolic/diastolic blood pressure or heart rate and only a non-clinically significant effect of Time (p=.003), reflecting a mild decrease in heart rate from baseline to 3 hours post-administration (heart rate remained within normal range).   Plasma concentrations  Plasma concentrations of 5-MeO-DMT were very low at 1 hour post-administration and barely measureable at 3 hours post-administration. Bufotenin concentrations were below limit of detection (0.006 ng/ml) at all time points.  Psychopharmacology  in Maastricht  Figure 2 Mean (SE) and individual CADSS and DASS ratings per dose level.  CONCLUSION  Administration of GH001 was well tolerated  Short duration of effects support safety profile  -Individual variability for dose-related effects    IDR may be preferable for clinical applications that aim to optimize therapeutic response  References  1Shulgin, A., and Shulgin, A. (1997). Tryptamines I Have Known and Loved: The Chemistry Continues. Berkeley, CA: Transform Press.  2Weil, A. T., & Davis, W. (1994). Bufo alvarius: A potent hallucinogen of animal origin. Journal of Ethnopharmacology, 41, 1–8.3Hoshino, T., and Shimodaira, K. (1936). Über Die Synthese Des Bufotenin-Methyl-Äthers (5-Methoxy-N-Dimethyl-Tryptamin) Und Bufotenins (Synthesen in Der Indol-Gruppe. Xv). Bull. Chem. Soc. Jpn. 11, 221–224. doi:10.1246/bcsj.11.221  4Krebs-Thomson, K., Ruiz, E. M., Masten, V., Buell, M., and Geyer, M. A. (2006). The Roles of 5-HT1A and 5-HT2 Receptors in the Effects of 5-MeO-DMT on Locomotor Activity and Prepulse Inhibition in Rats. Psychopharmacology (Berl). 189, 319–329. doi:10.1007/s00213-006-0566-1